

December 13, 2010

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer
Canandaigua National Corporation
72 South Main Street
Canandaigua, NY 14424

Re: Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 000-18562

Dear Mr. Heilbronner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please tell us if you believe the shares of your common stock being auctioned by the bank's trust department are being offered and sold in compliance with Section

5 of the Securities Act of 1933 and provide us with an in-depth factual and legal analysis supporting your conclusion.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 8 - Fair Value Measurements, page 13

2.   It appears you have reclassified various recurring liabilities as using level 3 inputs in determining fair value as of September 30, 2010 and 2009 that were reported as using level 2 inputs in your Form 10-Q as of June 30, 2010. We did not note the reconciliation disclosure required by ASC Topic 820-10-50-2c for transfers into level 3. Please provide us with the missing disclosures and revise future filings accordingly.

Management's Discussion and Analysis, page 17

Non-Performing Assets, page 25

3.   We note your troubled debt restructurings of $4.8 million and your disclosure stating these loans pertain to one commercial real estate lending relationship. Given the significance of this restructured loan, please tell us and revising future filings to disclose the following:

   - A description of the key features of the modification including the significant terms modified and whether the modification is short-term or long-term;

   - Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

   - Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

4.   Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.

5.   Given the fact that the increases in nonperforming loans resulted from a small number of large commercial loans becoming past due, please tell us if you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., Note A/Note B structure). If so, please tell us and consider disclosing:

   - The amount of loans that have been restructured using this type of workout strategy in each period presented;

- The benefits of this workout strategy, including the impact on interest income and credit classification; and

- The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

<u>Division of Trading and Markets Comments</u>

The staff of the Division of Trading and Markets has the following comments:

6. Please explain the applicability of the broker-dealer registration provisions of Section 15 of the Securities Exchange Act of 1934 to your efforts in assisting shareholders sell their shares of your common stock through the bank's trust department. Also, please tell us how customer funds and securities are handled.

7. Please provide an analysis regarding the applicability of Rule 3b-16 under the Securities Exchange Act of 1934 (17 CFR 240.3b-16) and Regulation ATS to the activities of the trust department.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney